                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549


In the Matter of           )
LG&E Energy Corp.          )               CERTIFICATE
                           )
File No. 70-09159)         )                    OF
                           )
(Public Utility Holding    )               NOTIFICATION
Company Act of 1935)       )


     This Certificate of Notification is filed by LG&E Energy Corp. ("LG&E Energy"), a Kentucky Corporation, in connection with the transaction proposed in LG&E Energy's Application-Declaration on Form U-1, as amended (the "Application"), and authorized by the order of the Securities and Exchange Commission issued on April 30, 1998 (Release No. 35-26866) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, LG&E Energy hereby certifies that:

     1. LG&E has acquired, as a result of the Transaction, all of the issued and outstanding stock of Kentucky Utilities as well as, indirectly, 20% of the issued and outstanding stock of EEI and 2.5% of OVEC (which in turn owns all of the common stock of IKEC).

     2. LG&E Energy has issued additional shares of LG&E Energy Common Stock pursuant to the Merger Agreement and in connection with the Transaction as described in the Application, and each issued and outstanding share of KU Energy Common Stock (except KU Energy Dissenting Shares), together with associated stock purchase rights, has been canceled and converted into 1.67 shares of LG&E Energy Common Stock, together with associated stock purchase rights.


                              Opinions of Counsel
                              -------------------

     Filed herewith are copies of the final opinions of counsel indexed as Exhibit F-3 to the Application.

                                The Transaction
                                ---------------

     The Transaction was consummated according to the following steps:

     1.  On May 1, 1998, articles of merger with an effective date of May
     4, 1998, were duly filed with the Secretary of State of the Commonwealth of Kentucky, thereby completing the merger described above.

     2. Shares of LG&E Energy Common Stock issued in connection with the Transaction are validly issued, fully paid and nonassessable, with the holders thereof entitled to the rights and privileges appertaining thereto as described in the Amended and Restated Articles of Incorporation of LG&E Energy. Each share of KU Energy (except KU Energy Dissenting Shares) has been canceled and converted into 1.67 shares of LG&E Energy Common Stock.

     3.  LG&E Energy has legally acquired the shares of Kentucky Utilities.

     4. The Transaction was carried out in accordance with the terms and conditions of, and for the purposes stated in, the Application, and in accordance with the terms and conditions of the Order.


                                   Signature
                                   ---------

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                          LG&E Energy Corp.


                                          By:     /s/ John R. McCall
                                                 -------------------------------
                                                 Executive Vice President,
                                                 General Counsel and Secretary


Dated: May 4, 1998

                               Index of Exhibits

Method        Exhibit
of Filing     Number            Description
---------     ------            -----------
Electronic      F-3             Past Tense Opinions of Counsel